UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                           SEC File Number

                                                           0-18887

                           NOTIFICATION OF LATE FILING
                                                           CUSIP Number

(Check One):
[X]Form 10-K  []Form 20-F  []Form 11-K  [X]Form 10-Q  []Form N-SAR  []Form N-CSR

          For Period Ended:
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:

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       Read Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Colonial Trust Company
Full Name of Registrant
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Former Name if Applicable

5336 N. 19th Avenue
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Address of Principal Executive Office (Street and Number)

Phoenix, Arizona  85015
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]       (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
[X]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Registrant has entered into agreements to sell its two business segments and implement a plan of liquidation and dissolution. These matters were approved by the Registrant's stockholders at a Special Meeting of Stockholders held of August 9, 2004. The Company is in the process of closing both of these sales transactions, as well as implementing the plan of liquidation. Because of the time and resources dedicated to those efforts, the Registrant will be unable to complete the Form 10-QSB on a timely basis without unreasonable effort or expense.


PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

         Ian Currie                  (602)                 242-5507
           (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            [ X ]  Yes  [  ]  No



(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ X ]  Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Exhibit


                            Colonial Trust Company .
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August 16, 2004                     By       /s/     John K. Johnson
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 nor section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).




                             Exhibit to Form 12b-25

                                   Part IV (3)

     It is anticipated the Registrant's results of operations for the first fiscal quarter ending June 30, 2004 will be significantly different from the corresponding previous fiscal year's first quarter. The net earnings for the current fiscal quarter will be significantly less than the previous fiscal quarter primarily as a result of the following:

     The Company had a net loss of $46,743, or $.06 per share, for the three months ended June 30, 2004, compared to net earnings of $46,649, or $.06 per share, for the three months ended June 30, 2003.

     The Company's Corporate Trust segment bond servicing revenues decreased to $331,822 in the three months ended June 30, 2004, compared to $412,649 in the comparable prior quarter, a decrease of 20%. This decrease was largely attributable to the following factors. First, annual maintenance fees were approximately $50,000 less in the quarter ended June 30, 2004, compared to the quarter ended June 30, 2003, reflecting the negative impact on revenue of the large number of bond issuer refinancings into traditional loans or other financing products that do not generate fees for the Company. The Company anticipates that the foregoing factor, and an anticipated continuing decrease in the number and principal amount of new bond offerings, for which the Company will serve as trustee and paying agent in the next fiscal year, will continue to negatively impact the results of operations of its Corporate Trust segment for at least the next fiscal year. Second, bond printing fees resulting directly from fewer new bond offerings mentioned in the previous item, were approximately $17,000 less in the quarter ended June 30, 2004 as compared with those earned in the quarter ended June 30, 2003. Third, a reduction in late fees due to fewer bond issuer foreclosure settlements resulted in approximately $11,000 less fees in the quarter ended June 30, 2004, as compared to the quarter ended June 30, 2003. Fourth, the Company generated approximately $34,000 less in interest earnings on receivables related to bond issues in various stages of foreclosure in the quarter ended June 30, 2004, as compared with those earned in the quarter ended June 30, 2003. Last year's amount included approximately $37,000 collected on one delinquent bond issue. These factors were partially offset by approximately $28,000 of disbursing agent fees earned in the current quarter, which in the previous year had been classified in the Wealth Management Group revenues.

     The Company's Wealth Management Group trust income decreased to $293,328 in the current quarter, compared to $475,268 in the quarter ended June 30, 2003, a decrease of 38%. This decrease was due in large part to the following factors. First, the Company generated no revenues in the current quarter from one significant trust relationship which terminated in February 2004, compared to approximately $136,000 was earned from this relationship in the quarter ended June 30, 2003. Second, approximately $37,000 in disbursing agent fees were earned in the quarter ending June 30, 2003, whereas in the quarter ending June 30, 2004, the fees for this function were classified in the Corporate Trust segment revenues. The foregoing factors were partially offset by a reduction in commission expense of approximately $73,000 in the current quarter as compared with the quarter ended June 30, 2003, due to the termination of the one significant trust relationship previously referred to.


              Corporate Trust             2004         2003  Percentage Increase
                                                                   (decrease)

Bond Servicing Revenue                $331,822     $412,649          (20%)
IRA Servicing Fees                     174,602      169,732            3%
General and Administrative Expenses    381,237      367,758            4%


          Wealth Management Group         2004         2003  Percentage Increase
                                                                   (decrease)

Trust Income                          $293,328     $475,268          (38%)
IRA Servicing Fees                      80,481       77,123            4%
General and Administrative Expenses    245,693      372,705          (34%)